Filed by Misonix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Misonix, Inc.

Commission File No.: 001-10986

Goal of Internal Communications by Misonix

1.	Create unified voice, position and messages consistent at all levels of the company.
2.	Keep Misonix employees engaged and focused on current objectives to avoid disruption.
3.	Communicate developments regarding the acquisition in a timely fashion.

Key Interim Internal Messages

Bioventus and Misonix have signed a definitive agreement whereby Bioventus will acquire Misonix. The transaction is expected to close in fourth quarter of this year.

An Integration Team, with members from both Bioventus and Misonix, is working on detailed plans required for successful integration of our two companies.

Beyond that, reporting lines, roles and responsibilities at this time remain unchanged. Business focus and continuity is our first priority, and the goals, objectives and job duties remain unchanged and important.

We must ensure there is no disruption to customers during this time and we will keep you informed of material developments.

Internal Q&A

Q: Is the transaction subject to any conditions?

A: This transaction is subject to customary closing conditions, including, among others, the required approvals of Misonix and Bioventus stockholders.

Q: What do “expected synergies” mean?

A: This translates to operational efficiencies realized through the combination of both companies as they will share certain corporate functions across the combined enterprise.

Q: Will we keep all the businesses and products of both companies?

A: There are no plans for substantial changes to the companies’ respective businesses and products at this time. We believe the product portfolios of each company are complementary.

Q: How will the companies integrate? What will the new structure be?

A: Immediately after the closing of the transaction, Misonix will become a wholly owned subsidiary of Bioventus. The Integration Team has begun planning to achieve the operational benefits of the combined company after closing of the transaction.

Current Business & Products Questions

Q: How will the acquisition affect established business relationships of Misonix with its customers and suppliers?

A: For now, the Misonix business will continue as usual with the same people, products and services that they have come to know and trust. It is important to remember that we remain separate companies in the market until the closing of the acquisition. Over the coming months, we will keep employees, our customers, and suppliers updated on the integration of Misonix and Bioventus. We look forward to serving customers in the future with a combined portfolio that is dedicated to supporting their success.

Q: What are the customer communication plans after the close of the acquisition?

A: This will be developed by the Integration Team. Until those plans are clear, please continue to serve our customers and do not speculate beyond the contents of the press release announcing the acquisition. It is important that we continue to operate as independent companies in the market until closing of the acquisition.

Q: Should I make contact with my counterpart at Bioventus?

A: No formal business activity should be undertaken beyond initial introductions. Only members of a designated team have begun formal planning discussions before closing of the acquisition. We must continue to operate as separate companies in the market until the closing of the acquisition.

Q: Should I continue with all my existing meetings, calls and trade show commitments?

A: Yes, for now it is business as usual; we will manage future commitments as part of the integration.

Q: Will the current quotas for products change? If so, will they rise or fall?

A: We do not currently have plans to change sales compensation plans or quotas for the current sales year and we will communicate any changes for the future when they are defined.

Q: Will we continue to offer the same products we do today after closing of the transaction? If not, which ones will go away and what criteria will there be for eliminating?

A: There are no plans for substantial changes to the companies’ respective businesses and products at this time. We believe the product portfolios of each company are complementary and, at this time, intend to continue selling all of the products that each of Misonix and Bioventus sell today.

Q: How will we handle annual-type meetings moving forward, such as the planning meetings, meetings with KOLs, etc.?

A: Until further notice, you should plan all activities necessary to achieve your objectives for the year. Longer-range planning meetings should be discussed with your manager for guidance.

Q: Should I hire for any open positions or are we in a hiring freeze at this time?

A: Considering the fact that some duplication of resources will exist after the closing of the transaction, we are re-evaluating new hires to determine whether to go forward or hold, on a position-by-position basis. Please speak to your manager about all open positions to identify if they should be backfilled or put on hold until a later date.

Acquisition Process and Timeline

Q: What has occurred after the July 29 announcement?

A: As mentioned earlier, we have organized our integration process and named members to those teams. In addition, both companies have prepared and submitted the legal and government filings required to meet the closing conditions for the transaction. Soon, Misonix and Bioventus will file and mail communication materials to their respective stockholders who must vote to approve proposals related to the transaction.

Q: What will happen during the integration and transition?

A: The Integration Team will create plans for integration and transition following the closing of the acquisition. Until the decisions are made, it is business as usual.

Q: What does the timeline for the closing of the acquisition and subsequent integration look like?

A: We currently expect the acquisition to be completed in the fourth quarter of this year, assuming each company’s stockholders approve the proposals put to them at their special meetings and other customary conditions are satisfied. The complete integration will take time and the focus for everyone should be on their current role and associated objectives until told otherwise.

Q: Who from Misonix will be on the Board of Directors?

A: Per the July 29 announcement, at the close of the acquisition, our CEO Stavros Vizirgianakis, and Patrick Beyer, a current member of the Misonix Board of Directors, will join the Board of Directors of the combined company and Ken Reali will continue as the CEO of the combined company.

Q: Which Misonix executives will join Bioventus?

A: Other than those named in the July 29 press release, this will be evaluated and decided between the time of the announcement and the closing of the acquisition. We intend to build a team with the best talent from both organizations.

Q: Who from Misonix is on the Integration Team?

A: Sharon Klugewicz, Scott Ludecker, Paul Mikus, Joe Dwyer, Bob Sulouff, Jay Waggoner, and Dan Voic.

Q: Do you expect any restructuring during the integration?

A: Naturally some restructuring of the current organizations will occur at some point after we close the acquisition. We will keep you fully informed as the plans become clear.

Q: Will the closing date be communicated ahead of time to employees once that date has been confirmed?

A: Because both Misonix and Bioventus are public companies, some communication will need to be coordinated so that investors are informed about important milestone dates as well. We currently expect the acquisition to be completed in the fourth quarter of this year.

Employment/Employee Centric Questions

Q: Do you expect any layoffs? If so, how many employees will be affected and when would they be notified?

A: At this time, we expect there will be changes to the Misonix workforce, the timing of which are currently unknown. Communication to any affected individuals will occur in a timely fashion and directly to employees first. Until then, we ask that you focus on your goals for 2021.

Q: If there are layoffs in connection with the deal, will there be severance, job placement assistance, etc. provided to the affected employees?

A: Yes. Misonix recently adopted a Change in Control Severance Plan, which provides eligible employees with certain severance benefits if they are laid off in connection with the deal. Plan participants will generally be eligible to receive a severance amount (which will be equal to a specified number of months of salary and COBRA premiums for medical, dental and vision benefits) following their termination of employment if they comply with the requirements set forth in such plan. For further information on Misonix’s Change in Control Severance Plan, please see the summary on page 341 of Bioventus’s Registration Statement on Form S-4/A filed on September 22, 2021.

Q: Overall, how will employees be affected by the acquisition and subsequent integration?

A: We expect that the combined company will create new opportunities for employees as we build and grow. We also know that some people will be affected by decisions to consolidate or relocate functions as we identify the most efficient structure for the combined company.

Q: When will I learn more about the process that directly affects my position and the future opportunities?

A: Once the acquisition is closed, we will share a timeline of milestones and provide regular updates, as the integration gets underway.

Q: Will Misonix employees´ compensation & benefits change with the new company?

A: The current expectation is that, for at least one year following the closing, each employee who remains employed following the closing of the acquisition (i) will be provided with an annual base salary or wage rate and a target bonus opportunity that are no less favorable than he or she has now and (ii) will generally be eligible to participate in welfare and retirement benefits that are substantially comparable to or more favorable in the aggregate than those benefits that are provided to Misonix employees now.

Q: Will policies and procedures remain the same as are currently in place?

A: Please continue to follow all current policies and procedures. If any changes are determined appropriate after the closing of the acquisition, they will be communicated.

Branding and IT Related

Q: What will the anticipated timeline be for company name changes/business card changes/logo changes be?

A: This will be decided and communicated when appropriate, until then it is business as usual.

Q: Once the acquisition is closed, will employees get new business cards?

A: This will be decided and communicated when appropriate, until then it is business as usual.

Q: Do new employees need to use new stationary as of the closing of the acquisition?

A: This will be decided and communicated when appropriate.

Q: When would Misonix emails be changed to the new company domain?

A: This will be decided and communicated when appropriate.

Q. What will happen to my Misonix Stock Options?

A. If you continue to provide services following the deal, your Misonix Stock Options will become fully vested and will be converted into an equivalent value of Bioventus Stock Options on the closing date. We expect to have an ETrade account set up for you by closing so that you can manage the stock options very soon after the closing date. If you are no longer providing services at or immediately following the closing, your Misonix Stock Options will become fully vested and will be settled in cash in connection with the deal.

Q. What will happen to the Misonix Employee Stock Purchase Plan?

A. Instead of starting a new offering period under the new Misonix Employee Stock Purchase Plan, Misonix employees will be eligible to participate in the Bioventus Employee Stock Purchase Plan sometime post-closing.

Additional Information and Where to Find It

In connection with the proposed transaction, on September 8, 2021, Bioventus filed a Registration Statement on Form S-4 (as amended from time to time, the “Form S-4”) with the Securities and Exchange Commission (the “SEC”), and on September 22, 2021, Bioventus filed Amendment No. 1 to the Form S-4 with the SEC, each of which include a preliminary proxy statement for the stockholders of Bioventus and Misonix, respectively. After the Form S-4 has been declared effective by the SEC, Bioventus and Misonix will mail or otherwise provide to its respective stockholders a proxy statement and other relevant documents in connection with the proposed transaction. Before making a voting decision, Bioventus’ and Misonix’s stockholders are urged to read the Form S-4 and any other documents filed by each of Bioventus and Misonix with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Bioventus, Misonix and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Bioventus and Misonix with the SEC at the SEC’s website at www.sec.gov, at Bioventus’ website at www.bioventus.com, at Misonix’s website at www.misonix.com or by sending a written request to Bioventus at 4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703, Attention: Investor Relations or by telephone at (919) 474-6700. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention: Investor Relations, or by telephone at (631) 694-9555.

Participants in the Solicitation

This document does not constitute a solicitation of a proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Bioventus and Misonix and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Bioventus’ and Misonix’s stockholders, respectively, in connection with the proposed transaction is set forth in the Form S-4 if and Bioventus and Misonix. Security holders may obtain information regarding the names, affiliations and interests of Bioventus’ directors and officers in Bioventus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 26, 2021. Security holders may obtain information regarding the names, affiliations and interests of Misonix’s directors and officers in Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021, which was filed with the SEC on September 2, 2021. To the extent the holdings of Bioventus securities by Bioventus’ directors and executive officers or the holdings of Misonix’s securities by Misonix’s directors and executive officers have changed since the amounts set forth in Bioventus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 or Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction is set forth in the Form S-4, at Bioventus’ website at www.bioventus.com and at Misonix’s website at www.misonix.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Misonix undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Bioventus and Misonix may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Bioventus and Misonix may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Bioventus and Misonix may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Bioventus or Misonix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Bioventus or Misonix does business, or on Bioventus’ or Misonix’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Bioventus and Misonix are set forth in their respective filings with the SEC, including Bioventus’ Form S-4, each of Bioventus’ and Misonix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Bioventus’ most recent Quarterly Report on Form 10-Q and Misonix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Bioventus and Misonix and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Bioventus and Misonix file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Bioventus and Misonix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.